SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                             Gleason Corporation
                    ------------------------------------
                               (Name of Issuer)


                   Common Stock, par value $1.00 per share
                   ---------------------------------------
                       (Title of Class of Securities)


                                   377339106
                             --------------------
                                    (CUSIP)

                              Andrew A. Ziegler
                       1000 North Water Street, #1770
                             Milwaukee, WI 53202
                                 414-390-6100
                                 ------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              December 20, 1999
                              -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------
CUSIP No.  377339106                 13D                           Page 2 of 14
--------------------

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Artisan Partners Limited Partnership ("Artisan Partners") 39-1807188
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F1>
                                                                         (a)[ ]
    N/A                                                                  (b)[ ]

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS
      00
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                          [  ]

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware limited partnership
-------------------------------------------------------------------------------
              7   SOLE VOTING POWER
                    None
 NUMBER OF   ------------------------------------------------------------------
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY        1,165,200
  OWNED BY   ------------------------------------------------------------------
    EACH      9   SOLE DISPOSITIVE POWER
 REPORTING          None
   PERSON    ------------------------------------------------------------------
    WITH      10  SHARED DISPOSITIVE POWER
                    1,165,200
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,165,200
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES
      N/A                                                    [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.15%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
      IA
-------------------------------------------------------------------------------

--------------------
CUSIP No.  377339106                  13D                          Page 3 of 14
--------------------

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Artisan Investment Corporation ("Artisan Corp.")
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F1>
                                                                         (a)[ ]
    N/A                                                                  (b)[ ]

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS
      00
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                          [  ]

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Wisconsin corporation
-------------------------------------------------------------------------------
              7   SOLE VOTING POWER
                    None
 NUMBER OF   ------------------------------------------------------------------
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY        1,165,200
  OWNED BY   ------------------------------------------------------------------
    EACH      9   SOLE DISPOSITIVE POWER
 REPORTING          None
   PERSON    ------------------------------------------------------------------
    WITH      10  SHARED DISPOSITIVE POWER
                    1,165,200
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,165,200
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES
      N/A                                                    [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.15%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
      CO
-------------------------------------------------------------------------------

--------------------
CUSIP No.  377339106                  13D                          Page 4 of 14
--------------------

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Andrew A. Ziegler
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F1>
                                                                         (a)[ ]
    N/A                                                                  (b)[ ]

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS
      00
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                          [  ]

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S. citizen
-------------------------------------------------------------------------------
              7   SOLE VOTING POWER
                    None
 NUMBER OF   ------------------------------------------------------------------
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY        1,165,200
  OWNED BY   ------------------------------------------------------------------
    EACH      9   SOLE DISPOSITIVE POWER
 REPORTING          None
   PERSON    ------------------------------------------------------------------
    WITH      10  SHARED DISPOSITIVE POWER
                    1,165,200
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,165,200
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES
      N/A                                                    [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.15%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
      IN
-------------------------------------------------------------------------------

--------------------
CUSIP No.  377339106                 13D                           Page 5 of 14
--------------------

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Carlene Murphy Ziegler
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F1>
                                                                         (a)[ ]
      N/A                                                                (b)[ ]

-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS
      00
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                          [  ]

-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S. citizen

-------------------------------------------------------------------------------
              7   SOLE VOTING POWER
                    None
 NUMBER OF   ------------------------------------------------------------------
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY        1,165,200
  OWNED BY   ------------------------------------------------------------------
    EACH      9   SOLE DISPOSITIVE POWER
 REPORTING          None
   PERSON    ------------------------------------------------------------------
    WITH      10  SHARED DISPOSITIVE POWER
                    1,165,200
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,165,200
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES
      N/A                                                    [ ]
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.15%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
      IN
-------------------------------------------------------------------------------

CUSIP NO 377339106

Item 1.        SECURITY AND ISSUER

Common Stock, par value $1.00 per share
Gleason Corporation
1000 University Avenue
P.O. Box 22970
Rochester, NY  14692

Item 2         IDENTITY AND BACKGROUND

(a,b,c)   Artisan Partners Limited Partnership ("Artisan Partners"), an
investment adviser registered with the Securities and Exchange Commission, is a limited partnership organized in the State of Delaware. Artisan Investment Corporation ("Artisan Corp."), its general partner, is incorporated in the State of Wisconsin. Andrew A. Ziegler and Carlene Murphy Ziegler are officers and the principal shareholders of Artisan Corp. The business address of these persons is 1000 North Water Street, #1770, Milwaukee, WI 53202.

(d)  During the last five years, none of Artisan Partners, Artisan Corp., Andrew
A. Ziegler or Carlene Murphy Ziegler (collectively, the "Reporting Persons") has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any violation with respect to such laws.

(f) All of the natural persons listed in this Item are citizens of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The securities were purchased on behalf of discretionary investment advisory clients, including mutual fund clients, for which Artisan Partners is the investment adviser. Therefore, funds used to purchase the securities came from these clients. The total cost to purchase the securities was $21,070,978.

ITEM 4.   PURPOSE OF TRANSACTION

     As disclosed in the Schedule 13G as filed by the Reporting Persons on December 14, 1999, the purchases reported herein were made in the ordinary course of the Reporting Persons' business and not with the purpose, nor with the effect, of changing or

CUSIP NO 377339106

influencing the control of the issuer, nor in connection with, or as a participant in, any transaction having such purpose or effect. Artisan Partners may, in the future, purchase additional shares or dispose of additional shares on behalf of its advisory clients, or make recommendations to its clients with regard to such purchases and sales. The Reporting Persons may also, in the future, for any reason and in their sole discretion subject only to their fiduciary and regulatory obligations to Artisan Partners' advisory clients, change their plans and proposals as they relate to such matters.

     At a meeting of the Board of Directors ("Board") of the issuer, Gleason Corporation (the "Company"), held on December 8, 1999 (the "Board Meeting"), the Board approved an Agreement and Plan of Merger (the "Merger Agreement"), by and among the Company, Torque Acquisition Co., L.L.C., a Delaware limited liability company and wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Acquisition Company"), and Torque Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Acquisition Company ("Merger Subsidiary"). Pursuant to the Merger Agreement, among other things, (i) the Company and Acquisition Company jointly commenced a tender offer (the "Offer") to purchase all outstanding shares of common stock of the Company, par value $1.00 per share ("Shares"), and (ii) Merger Subsidiary shall merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. At the Board Meeting, the Board approved the Merger, the Offer and the Merger Agreement.

     The Acquisition Company has agreed to pay for and purchase the first 2,318,126 Shares tendered pursuant to the Offer and the Company has agreed to pay for and purchase all Shares tendered in excess of such 2,318,126 Shares paid for and purchased by Acquisition Company, at $23.00 per Share ("Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999.

     Artisan Partners and Artisan Corp. believe that the Offer Price is too low and is not a reasonable valuation of the Company. Artisan Partners and Artisan Corp. believe that a more reasonable valuation of the Company would be obtained by an auction of the Company, unfettered by any "poison pill," shareholder rights plan or break-up fees or expenses. In this regard, Artisan Partners and Artisan Corp. intend to alert members of the media of their objection to the Offer Price. It is the current intention of the Reporting Persons not to tender Shares in response to the Offer, but they reserve the right to change such position as circumstances develop. The Reporting Persons do not intend to act in concert, enter into any agreement, or otherwise act as a group with any other Company shareholder.

     Except as set forth, the Reporting Persons have no current intention to make any plans or proposals which relate to or would result in:

     The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

CUSIP NO 377339106

     An extraordinary corporate transaction, such as a merger, reorganization or liquidation of securities of the issuer;

     A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     Any material change in the present capitalization or dividend policy of the issuer;

     Any other material change in the issuer's business or corporate structure;

     Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) As of December 22, 1999, the Reporting Persons beneficially owned 1,165,200 Shares, which represents 12.15% of the 9,589,195 Shares outstanding on November 30, 1999. The number of Shares that the Reporting Persons beneficially own as stated herein reflects the revocation of the Reporting Persons' authority to vote and/or dispose of certain Shares over which the Reporting Persons disclosed beneficial ownership in the Schedule 13G filed by the Reporting Persons on December 14, 1999.

(b)  Number of Shares as to which the reporting persons have:

     (i) sole power to vote or to direct the vote: 0
     (ii) shared power to vote or to direct the vote: 1,165,200
     (iii) sole power to dispose or to direct the disposition: 0
     (iv) shared power to dispose or to direct the disposition: 1,165,200

(c) During the 60 days preceding the date hereof, Artisan Partners entered into the following open market transactions in the securities of the issuer on the New York Stock Exchange on behalf of its advisory clients. Artisan Corp., Andrew A. Ziegler, and Carlene Murphy Ziegler did not enter into any open market transactions in the securities of the issuer during the 60 days preceding the date hereof.

CUSIP NO 377339106

            Name of Person
              Effecting           Date of                     Price per
             Transaction        Transaction    No. of shares    share
         -----------------      -----------    -------------  ---------
Buys     Artisan Partners         10-06-99       18,300        17.0000
         Artisan Partners         10-19-99       11,600        16.8933
         Artisan Partners         10-20-99        2,100        16.9286
         Artisan Partners         10-20-99       10,700        16.8750
         Artisan Partners         10-20-99        1,400        16.9286
         Artisan Partners         10-21-99        1,500        17.0000
         Artisan Partners         10-21-99        1,000        17.0000
         Artisan Partners         10-22-99          600        17.0000
         Artisan Partners         10-22-99          400        17.0000
         Artisan Partners         11-04-99        3,600        17.1236
         Artisan Partners         11-04-99          800        17.1236
         Artisan Partners         11-05-99          700        17.2500
         Artisan Partners         11-05-99          200        17.2500
         Artisan Partners         11-08-99          500        17.2500
         Artisan Partners         11-08-99          200        17.2500
         Artisan Partners         11-10-99        4,600        17.3750
         Artisan Partners         11-10-99        3,000        17.3750
         Artisan Partners         11-12-99        1,700        17.4375
         Artisan Partners         11-12-99        1,200        17.4375
         Artisan Partners         11-15-99        4,300        17.4481
         Artisan Partners         11-15-99        2,800        17.4481
         Artisan Partners         11-16-99       39,300        17.3125
         Artisan Partners         11-16-99       25,800        17.3125
         Artisan Partners         11-17-99        4,000        17.3125
         Artisan Partners         11-17-99        5,500        17.3438
         Artisan Partners         11-17-99        2,600        17.3125
         Artisan Partners         11-17-99        3,600        17.3438
         Artisan Partners         12-03-99        1,000        18.2500
Sells    No transactions

(d) The Shares reported herein have been acquired on behalf of investment advisory clients of Artisan Partners for the accounts over which Artisan Partners has discretionary authority. Persons other than the Reporting Persons are entitled to receive all dividends and proceeds from the sale of the securities.

(e) Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

CUSIP NO 377339106

     None of the Reporting Persons has any contract, arrangement, understanding or relationship with respect to securities of the issuer. Artisan Partners has advisory agreements with its clients that hold the economic interest in the Shares that do not relate in any specific way to the securities of the issuer. Artisan Partners plans to inform its investment advisory clients that this
Schedule 13D has been filed.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 - Joint Filing Agreement Dated as of December 22, 1999 by and among the Reporting Persons.

CUSIP NO 377339106

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:         December 22, 1999


                           ARTISAN INVESTMENT CORPORATION
                              for itself and as general partner of
                              ARTISAN PARTNERS LIMITED
                              PARTNERSHIP

                           By:  /s/     Lawrence Totsky
                                ----------------------------------
                                        Lawrence A. Totsky
                                        Chief Financial Officer

CUSIP NO 377339106

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:         December 22, 1999

                                      ANDREW A. ZIEGLER


                                        /s/ Andrew A. Ziegler
                                     ------------------------------

CUSIP NO 377339106


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:         December 22, 1999

                                 CARLENE MURPHY ZIEGLER


                                    /s/ Carlene Murphy Ziegler
                                  --------------------------------